MOOMJIAN, WAITE & COLEMAN, LLP
100 Jericho Quadrangle
Suite 225
Jericho, New York 11753
(516) 937-5900
www.mwcllp.com

November 9, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Russell Mancuso,
Branch Chief

Re:	Aeroflex Incorporated and co-registrants
Registration Statement on Form S-1
Filed October 7, 2010
File No. 333-169799
Form 10-K for fiscal year ended June 30, 2010
Filed September 2, 2010
File No. 033-88878

Ladies and Gentlemen:

The following are the responses to the comments of the Securities and Exchange Commission set forth in your letter dated November 1, 2010 (the “Comment Letter”) with respect to the filing by Aeroflex Incorporated (the “Company”) of the above referenced Registration Statement on Form S-1 (the “Registration Statement”) and Annual Report on Form 10-K (the “Form 10-K”).  Simultaneously with the filing of this letter, the Company is submitting (by EDGAR) Amendment No. 1 to the Registration Statement (the “Amendment”) which incorporates the comments and requests in the Comment Letter, and includes certain updated financial and other information.

All responses set forth herein are numbered to correspond to the numerical paragraphs in the Comment Letter.  Supplemental and factual information contained herein is based upon information and/or documentation provided by or on behalf of the Company.

1.           Please be advised that the signature pages to the Registration Statement, consistent with Exhibit 31.3 of the Form 10-K, were revised and signed on behalf of all of the registrants named therein by John Adamovich, Jr., as Principal Financial Officer, and Charles Badlato, as Principal Accounting Officer.  This is consistent with the current responsibilities of these two individuals.

2.           The signature pages to the Registration Statement were revised to include the signature of the Principal Financial Officer for all of the co-registrants.

3.           Please be advised that management of the Company has confirmed that the Company’s disclosure controls and procedures as of June 30, 2010 were designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act was accumulated and communicated to its management, including the Company’s chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Please be further advised that, if the Company continues to elect to define disclosure controls and procedures in future filings, it will revise its disclosure to clarify, if true, that the Company’s disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act is accumulated and communicated to its management, including the Company’s chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

4.           Please be advised that the Company intends that the certifications in future filings will be corrected so that the identification of the certifying individual at the beginning of the certifications will not include the individual’s title.

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if we can be of any assistance with respect to the foregoing, please do not hesitate to contact the undersigned at (516) 937-5900.

Very truly yours,

/s/ Gary T. Moomjian

Gary T. Moomjian

cc:	John Adamovich, Jr.
Charles Badlato